August 28, 2008

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC  20549

Dear Mr. Cascio:

The following are our responses to your further additional comment letter dated August 13, 2008.  Each staff comment is separately numbered and contained above our response for your convenience.

Item 7. Financial Statements,

Note 17. Significant Transaction, page F-33

We reference your response to prior comment 4 in our letter dated July 25, 2008.  We note that you assert that sales of intellectual property and other assets are activities that constitute ongoing major or central operations.  Please tell us your history of developing, patenting, and selling technologies and other assets.  Please discuss your previous sales to date and sales that are in progress.  Please also tell us whether you developed the ship stripping technology with the intent to sell or with the intent to operate it as a part of your central operations.  If your intent was to sell, please discuss the length of time between developing and patenting this technology and the eventual sale.  Discuss the amount of revenues earned during this period and any previous attempts to sell these assets.  Also, please tell us whether you intend to sell the remaining patents and related assets of UES and if so, when.  Please tell us why you continue to believe that this transaction should be reflected in revenues rather than as an asset sale.

1.

History of developing, patenting, and selling technologies and other assets.

a.

Ecosphere Technologies Inc, formerly known as UltraStrip Systems has been in the business of developing and patenting technologies for more than 10 years.  The company’s founders recognized early on that it would be difficult for a small company to effectively penetrate a market and realized that the company would always run the risk of the business either being forced out of business by a larger competitor and/or being forced to sell the entire business.

b.

To effectively operate, in 2005 the company publicly stated in its Form 10-KSB filing that as a technology incubator, “our business model focuses on joining with other companies, primarily national and international leaders, where we provide our intellectual property and the other company provides its marketing prowess and extensive network of governmental and other relationships and, if applicable, manufactures our products.  Our intellectual property includes a portfolio of registered and pending patents, trademarks, copyrights and trade secrets. Our intellectual property portfolio currently provides us with an opportunity to obtain 423 patent registrations throughout the world.”1

c.

In the 2005 Form 10-KSB, the Company further demonstrated its intention to develop, patent and sell technologies by stating that, “as a technology incubator, our goal is not to be a long-term operator of businesses but to develop the potential through strategic alliances with leading national and international companies and then sell off the technologies to larger and better capitalized companies.”2

d.

The Company commissioned a valuation by UTEK Intellectual Capital Consulting which provided valuations on the various intellectual property owned by the Company.  The report, published on March 28, 2007, was commissioned to support the objective stated in the 2006 Form 10-KSB which further defined the intent of the company to market its technologies as “items for sale”.   Specifically, the 2006 Form 10-KSB3 states that “as a small company, we believe we can provide solutions to these important global problems by joining with much larger companies that have substantially greater marketing and financial resources. Our business model focuses on a number of steps:

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1 Ecosphere Form 10-KSB for 2005, pg.1 & 10

2 Ecosphere Form 10-KSB for 2005, pg.13

3 Ecosphere Form 10-KSB for 2006, pg. 1

i.

First we create a clean technology solution for pressing environmental and humanitarian problems;

ii.

Next we apply for a United States patent on the product;

iii.

While the patent is pending, we may develop a working prototype;

iv.

At the same time, we seek out and secure world-class companies to manufacture and market our products or provide other services which validate the product; and

v.

The final step is to sell or license our technologies to world-class companies with the financial, marketing and other recourses necessary to quickly roll out the product.

e.

The objective of the UTEK report was to place a value on the Ecosphere Intellectual Property to allow the company to market these technologies in line with their stated goals as described in public filings.  The UTEK report served as a “pricing manual” for Ecosphere to have discussions with prospective purchasers for the technology portfolio.

2.

Previous sales to date and sales those that are in progress.

a.

Although numerous sales efforts were in place prior to the consummation of the sale for the ship stripping technology, this sale was the first deal to be consummated.  This type of deal is complicated to negotiate inasmuch as Ecosphere was not selling a business or assets but rather components of an integrated technology platform whereby only certain parts of the IP passed to the customer and that their use, per se, was limited to a specific industry, in this case, ships.

b.

Other sales that are in progress at the current time are as follows:

i.

Sale of the Ozonix intellectual property to Bledsoe Capital Group.  This potential deal announced on June 12, 2008 and subsequently part of a letter of intent and an option agreement provides for the formation of a new joint venture whereby the intellectual property for the Ozonix process in the oil and gas business will be sold to this group for $10,000,000. The structure of the sale will be very similar to the ship stripping technology sale whereby the ownership of the patent for a particular industry will transfer and Ecosphere will receive a 50% (but not controlling) stake in the new venture along with cash for the purchase.1

ii.

Sale of the Ecolink/Powercube technologies to Bledsoe Capital Group.  This deal was originally negotiated with a letter of intent for BCG to purchase the technologies for this plus the Tactical Water Filtration business.  The total purchase price of $5,000,000 would include the sale of the Intellectual Property plus a Pierce-chassis truck and a Lifelink unit including all of the Ecosphere proprietary technologies associated with these items.  Due to an inability to come to agreement on certain terms and conditions, this transaction has now been changed to a stock sale to BCG for an ownership interest in a newly formed Ecosphere subsidiary whereby only the Lifelink technology will be transferred.  Ecosphere continues to seek buyers for the intellectual property incorporated in the Tactical Water Filtration truck.

iii.

Sale of the additional patents relating to coating removal from all other 3-D objects.  Ecosphere is currently negotiating with a major defense contractor for the sale and license of part or all of the 3-D patent series (similar group to the ship stripping).

3.

Intentions with the respect to the development of the ship stripping business i.e. sell the technology or operate as a part of central operations.

a.

The Company took the strategic decision to operate the business according to the 5 step process as described in 1d above.  With respect to “selling the technology or operating as part of central operations”, the company’s strategy was not to choose one over the other.   In each case, where available capital has allowed, the Company has striven to develop and patent the technology and where possible, prototype applications with large customers.

b.

Specifically for the ship stripping business this involved signing contracts with large shipyards to undertake ship stripping on large vessels.  During these contracts, numerous technology improvements were developed and implemented.

c.

While the company would have liked to maintain its presence in the ship stripping business, it was clear that with the losses generated from operations in 2007 and the lack of capital to continue to develop the other technologies were problematic.  In line with the Company’s five step process, the company took the prudent step in implementing step 5 by selling a component of the stripping and 3-D technology patent.

d.

Other examples of this operating strategy are in evidence as Ecosphere develops its clean water technologies (separate from tactical water filtration).  Currently, the focus has been on the oil and gas production business.  We are currently operating in the field with Devon Energy on a prototype and deriving operating revenues from this.  We are also negotiating to sell off the technology license related to that industry in the deal with BCG as described in point 2.b(i) above.

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1 Ecosphere Form 8-K, filed on June 12, 2008

4.

Length of time between developing and patenting this technology and the eventual sale.

a.

In 2003, Ecosphere f/k/a UltraStrip was awarded additional patent coverage on its automated three-dimensional stripping and scanning technology. The Company owns the exclusive rights to the automated stripping and scanning of any three-dimensional object using ultra-high-pressure water.

b.

UltraStrip finished developing an automated three-dimensional auto scanning and stripping booth in 2006. The Company believes this technology will revolutionize the paint and body repair industry by providing an efficient and environmentally friendly method for removing paint from automobiles. In addition to the benefits for the automotive industry, this technology also provides significant opportunities to the insurance industry.

c.

As part of the automated stripping process, the booth generates a three-dimensional digital scan of the vehicle. These scans cover 360 degrees of the automobile and can protect the insurance Company against fraudulent claims. The market for UltraStrip's automated three dimensional stripping and scanning technology can be applied to numerous industries including:

i.

Automobile paint and body repair;

ii.

Military vehicle preparation and painting;

iii.

Machined parts de-burring, cleaning and painting;

iv.

Small aircraft; and

v.

Marine including ships and other sea going vessels

d.

In the fourth quarter 2007, the IP related to point v. above was sold and the other applications remain available for sale.  The decision to sell the marine portion of that IP was taken in early 2007 in concert with the company’s strategy as defined in Form 10-KSB filings for 2005 – 2007.

5.

Revenues earned during this period and any previous attempts to sell these assets.

a.

In 2007, we recorded $5,259,370 in revenues from the sale of intellectual property which was the net amount of the sale after deductions for non operations related assets at book value and other fees and commissions.

b.

The decision to sell this technology was taken in the first quarter of 2007.  The UTEK study to value all of the company’s technologies was commissioned at this time with a detailed report issued on March 28, 2007.  On or about May 14, 2007 an application was submitted to Ocean Tomo based in Chicago, to formally list certain IP for sale.  There were no bids received but in the interim, another third party expressed interest and the sale was consummated in the 4th quarter of 2007.

6.

Intentions and timing with respect to selling remaining patents and related assets of UES.

a.

Ecosphere will continue to evaluate its technology portfolio and offer various components for sale when it makes commercial sense to do so.  Management is in constant discussion with potential customers who have an interest in purchasing one or more of these technologies.

b.

Specifically, the company is engaged in discussions with a large defense contractor with respect to some or all of the remaining patents and related assets of UES

Conclusions and Summary

We believe that this transaction has been correctly and appropriately accounted for in revenues rather than as an asset sale.  As previously stated, SAB 101 Topic 13A1 cites Concepts Statement  No. 5, paragraph 83(b) which states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations…”.  Ecosphere has described in its public filings how the sale and or license of technologies constitute its ongoing major or central operations.  Ecosphere continues to research and develop technologies and in 2008 has publicly disclosed that it has given an option for the rights to one of its clean technologies specifically for the oil and gas industry.

With respect to Concepts Statement 5, paragraph 83(b), we further note that, “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”.  Concepts statement 5 establishes that it is revenue and through SAB 13A1 we establish that the transaction meets all the criteria for recognition.

During our phone conversation with yourself and other SEC staff, we discussed this particular item and we all agreed that the item in question was indeed an “operating item” and therefore must be recorded appropriately on the operating statement.  In our research we looked at 3 possibilities:

a.

Other income

b.

Negative expense

c.

Operating revenues

It became clear from our research that the only possibility to record this was as operating revenue and as such we looked for other examples where the sale of a piece of technology was deemed a part of operating revenues.  While we could find very few similar examples, we did determine that the sale of our technology was substantially similar to a company producing a large capital item which is leased to a third party.  In this case the item is held as an asset on the balance sheet.  At the end of the lease, the lessee elects to buy this technology and the item is moved from asset to inventory and then subsequently sold with the incoming cash recorded as revenue.

Given that the sale of Ecosphere IP is typically a large, onetime event, we were careful in our filings to make a separate line item entry on the operating statement so that it would be clear to anyone looking at the statement that this was a one off sale that is a part of operations rather than an ongoing, recurring revenue stream.

Based upon this, it is our belief that the item is presented correctly, sets the definition for how anyone reading our financial statements should expect similar sales in the future to be recorded and makes it clear that these are large one off events that do not occur on a regular basis but are part of the operating strategy for Ecosphere Technologies.

As previously stated, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or if we can provide any additional information.

Very truly yours,

/s/ Adrian Goldfarb

Adrian Goldfarb

Chief Financial Officer